SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 12, 2015

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 5252007, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto are the audited consolidated financial statements of R.V.B. Holdings Ltd. as of and for the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By: /s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: March 12, 2015

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of directors and Shareholders of
R.V.B. HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the Group") as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management and Board of Directors.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2013 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

As discussed in Note 1c to the financial statements, the Company has incurred recurring losses and negative cash flows from operations, and the board of directors of the Company decided to cease EER's operations and to act in order to dismantle the demonstration facility in Y'bllin owned by EER and also to implement a significant cost reduction plan in the Group. Therefore, the board of directors and management of the company concluded that the Company is not a going concern.

The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

/s/ Brightman Almagor Zohar & Co. Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, March 5, 2015.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
		2014	2013
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents	3	12	102
Accounts receivable	4	167	85
		179	187

Fixed assets classified as held for sale	9a(1), (3)	123	1,642
Total current assets		302	1,829

Non-current assets
Restricted bank deposit	9a(1)	-	298

Total assets		302	2,127

Liabilities and equity

Current liabilities
Related party	9a(2),(4)	851	513
Liability in respect of dismantling and vacating fixed assets		-	175
Accounts payable and accruals	6	179	145
Total current liabilities		1,030	833

Non-current liabilities
Accounts payable and accruals	9a(1)	-	436

Equity (deficit) attributable to owners of the Company	10	(926)	329
Non-controlling interests		198	529
Total equity (deficit)		(728)	858

Total liabilities and equity		302	2,127

/S/ Yair Fudim	/S/ Ofer Nave
Yair Fudim Chairman of the Board	Ofer Naveh CFO

Approval date of the financial statements: March 5, 2015.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31
		2014	2013	2012
	Note	$ in thousand

Revenues		-	-	62

Expenses
Operating expenses and facility maintenance	12	264	2,068	2,952
Marketing expenses		-	251	549
Administrative and general expenses	13	483	956	1,430
Other expenses	14	884	12,415	-
Total expenses		1,631	15,690	4,931

Loss from ordinary activities		(1,631)	(15,690)	(4,869)

Financing income	15	84	42	428
Financing expenses	15	(49)	(47)	(60)

Total financing income (expenses), net		35	(5)	368

Loss for the year		(1,596)	(15,695)	(4,501)

Total comprehensive loss for the year		(1,596)	(15,695)	(4,501)

Loss and total comprehensive loss attributable to:
Owners of the Company		(1,316)	(12,583)	(3,615)
Non-controlling interests		(280)	(3,112)	(886)

		(1,596)	(15,695)	(4,501)

Loss per share (in $)
Basic and diluted loss per share	11	(0.006)	(0.054)	(0.016)

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	For the year ended December 31, 2014
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2014	56,885	6,661	76	(63,293)	329	529	858

Changes during the year

Share-based payment	-	-	10	-	10	-	10
Change in non-controlling interests in respect of change in holding in a subsidiary	-	51	-	-	51	(51)	-
	-	51	10	-	61	(51)	10

Loss for the year	-	-	-	(1,316)	(1,316)	(280)	(1,596)

Total comprehensive loss for the year	-	-	-	(1,316)	(1,316)	(280)	(1,596)

Balance as of December 31, 2014	56,885	6,712	86	(64,609)	(926)	198	(728)

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2013
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2013	56,885	6,874	64	(50,710)	13,113	3,428	16,541

Changes during the year

Share-based payment	-	-	12	-	12	-	12
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(213)	-	-	(213)	213	-
	-	(213)	12	-	(201)	213	12

Loss for the year	-	-	-	(12,583)	(12,583)	(3,112)	(15,695)

Total comprehensive loss for the year	-	-	-	(12,583)	(12,583)	(3,112)	(15,695)

Balance as of December 31, 2013	56,885	6,661	76	(63,293)	329	529	858

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2012
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during 2012

Share-based payment	-	-	64	-	64	-	64
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(412)	-	-	(412)	412	-
	14,521	(14,933)	64	-	(348)	412	64

Loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Total comprehensive loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Balance as of December 31, 2012	56,885	6,874	64	(50,710)	13,113	3,428	16,541

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2014	2013	2012
	$ in thousand

Cash flows from operating activity
Loss for the year	(1,596)	(15,695)	(4,501)
Adjustments required to present cash flows from operating activity (Appendix)	980	13,389	1,233

Net cash used in operating activity (*)	(616)	(2,306)	(3,268)

Cash flows from investment activity
Decrease (increase) in restricted bank deposit	154	(11)	(300)
Proceeds from sales of fixed assets	84	-	-
Investment in fixed assets	-	(647)	(60)

Net cash provided by (used in) investment activity	238	(658)	(360)

Cash flows from financing activity
Repayment of bank loans	-	-	(510)
Proceeds from shareholders loans	288	453	-

Net cash provided by financing activity	288	453	(510)

Decrease in cash and cash equivalents	(90)	(2,511)	(4,138)

Balance of cash and cash equivalents at the start of the year	102	2,613	6,751

Balance of cash and cash equivalents at end of the year	12	102	2,613

(*) Including cash interest payments in the amount of	-	-	19

(*) Including cash interest receipts in the amount of	2	20	36

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Appendix - Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2014	2013	2012
	$ in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	1,435	13,094	1,884
Interest accrued on loans and others, net	64	(13)	8
Financing income	-	-	(180)
Profit arising on financial liabilities at fair value through profit or loss	-	-	(158)
Share-based payments	10	12	64

	1,509	13,093	1,618

Changes in asset and liability items:

Decrease (increase) in accounts receivable	49	379	(124)
Decrease in accounts payable and accruals	(578)	(83)	(261)

	(529)	296	(385)

	980	13,389	1,233

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli company incorporated in Israel (the Company changed its name on January 12, 2010).

The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.

b.
On August 31, 2011, the Company completed the transaction, following which EER became its subsidiary (the "EER Transaction"). As of the date of these financial statements, holds approximately 80% of EER's share capital and 99.1% of EER's voting rights. See also note 5.

c.	The Going Concern Assumption

The Company has incurred recurring losses and negative cash flows from operations. As at December 31, 2014, the Company had cash and cash equivalents in a total amount of $12 thousands and an equity deficit attributable to owners of the Company in a total amount of $926 thousands.

On July 29, 2013 the board of directors of the company has decided to cease the operation of the demonstration facility in Y'bllin owned by E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") and to implement a significant cost reduction plan in the Company and in EER. Following the aforementioned decision, on October 31, 2013, the Board decided to act to dismantle the facility and to sale the systems and equipment. Regarding an agreement, signed subsequent to the financial statements date, whereby the parties have agreed to terminate the lease agreement, and on the evacuation of EER from the property and the sale of most of assets by EER, see 9a(1) below.

Therefore, the board of directors and management of the company concluded that the Company is not a going concern.

The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

Regarding a line credit received from Greenstone see note 9a(4) below.

d.	Description of EER:

EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology (the “PGM Technology” or the “Technology”).

In early 2007, EER completed the construction of a facility in Yblin, Israel (containing systems similar to those found in a commercial facility) to make use of the Technology for the treatment of municipal waste (the "Yblin Facility").  The Yblin Facility, according to its permit, could have been operated only few times a year. Over the years 2007-2009, several demonstrations were held using the Yblin Facility.

During June 2013, EER also conducted an additional trial operation of the Y'bllin Facility that included, among others, a test of the capabilities of new improvements that were implemented in Yblin Facility.

Regarding the cease of operation and dismantle of the Yblin Facility see 1c above.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

e.	Definitions:

The Company	-	R.V.B. Holdings Ltd.
The Group	-	The Company and its Subsidiary (as defined below)
Subsidiary	-
A company in which the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, and its financial statements are consolidated with those of the Company.

Related parties	-	As defined in IAS 24.
CPI	-	The Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	-	A United States dollar

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations published by the International Accounting Standards Board (“IASB”), with appropriate adjustments to reflect the fact that the Company is not a going concern.

b.	Basis for the preparation of the financial statements:

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

c.	Foreign currency:

(1)	Functional currency and operating currency:

The currency of the main economic environment in which the Group operates is the US dollar (hereinafter – "the functional currency").

(2)	Translation of transactions that are not in the functional currency

In the preparation of the financial statements, transactions carried out in currencies other than the Company's functional currency (hereinafter – "foreign currency") are recorded at the exchange rates in effect on the dates of the transaction. At each reporting period, monetary items stated in foreign currency are translated according to the exchange rates in effect at that date; non-monetary items that are measured in terms of historical cost are translated according to the exchange rates in effect at the time of the transaction in connection with the non-monetary item.

(3)	The method of recording exchange rate differences

Exchange rate differences (primarily in respect of monetary balances that are not in the functional currency) are recognized in the income statement in the period in which they occurred.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

e.	Consolidated financial statements

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entity controlled by the Company (its subsidiary).
Control is achieved when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power to affect its returns.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

(2)	Non-controlling interest

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.

f.	Non-current assets held for sale:

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Non-current assets held for sale (continued):

Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

g.	Financial liabilities and equity instruments issued by the Company:

(1)	Classification as a financial liability or an equity instrument

Non-derivative financial instruments are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the amount of the proceeds received, net of direct issuing costs.

Financial liabilities of the Company are measured in accordance with their classification as other financial liabilities, at amortized cost (not at fair value through profit and loss).

(2)	Other financial liabilities

Other financial liabilities (credit, loans, and accounts payable) are initially measured at fair value, net of transaction costs. The value of these financial liabilities is not materially different than their fair value.

h.	Leasing of real estate by the Company

Payments made under operating leases were recognized in the statement of income on a straight-line basis over the term of the lease. Regarding onerous contracts see note 2i below.

i.	Provisions:

A provision is recognized if, as a result of a past event, the group has a present legal or constructive obligation, and it is probable that an outflow of economic benefits, which can be estimated reliably, will be used to settle the obligation.

The amount recognized as a provision, reflects management's best estimate of the amount required in order to settle the obligation on the balance sheet date, whilst taking into account the risks and uncertainties connected with the obligation. When the provision is measured using the forecasted cash flows in order to settle the liability, the book value of the provision is the current value of the forecasted cash flows.

When the entire amount or a portion thereof, which is required to settle the commitment at the balance sheet date is expected to be recovered by a third party, the Group recognizes the asset, in respect of said recovery, up to the amount of the recognized provision, only when it is virtually certain that the indemnification will be received and that it can be reliably measured.

Onerous contracts
Present obligations arising under onerous contracts are recognised and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Share-based payments:

Share-based payments to employees and others that provide similar services, which are settled in equity instruments of the Group, are measured at fair value on the grant date. On the grant date, the Company measures the fair value of the granted equity instruments by using the Black and Scholes model. If the equity instruments granted to them have not vested until these employees have completed a defined period of service, have met performance conditions or defined market conditions are met, the company recognizes the share-based payment transactions in its financial statements over the vesting period against an increase in its shareholders' equity, under "Capital reserve in respect of share-based payment". At each balance sheet date, the Company estimates the number of equity instruments that are expected to vest. Any change in the estimate relative to previous periods is recognized in the income statement over the remaining vesting period.

k.	Taxes on income

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company does not recognize deferred taxes in respect of carry-forward losses and in respect of temporary differences in the value of certain revenues and expenses, between the financing reporting and the reporting for tax purposes.

l.	Employee benefits:

(1)	Post-employment benefits

The Company has defined contribution plans in accordance with Section 14 of the Israeli Severance Pay Law. In respect of these plans, the actuarial and economic risks are not imposed on the Company. In said plans, during the employment period, an entity makes fixed payments to a separate entity without having a legal or constructive obligation to make additional payments if the fund has not accumulated sufficient amounts. Deposits with the defined contribution plan are included as an expense at the date of the deposit, parallel to receiving services from the employee. The Company makes deposits with pension funds and insurance companies in respect of its liabilities to pay severance pay to some of its employees on a current basis.

(2)	Short-term employee benefits

Short-term employee benefits include wages, vacation days, sick leave, recreation and deposits with the National Insurance Institute, which are paid within one year of the period in which the employee provides the related service. These benefits are recognized as an expense upon the provision of services.

m.	Loss per share

The Company presents basic and diluted loss per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See Note 11).

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2014	3.889	114.0	114.0
As of December 31, 2013	3.471	114.2	114.1

Rate of change	Change in %
For the year ended December 31, 2014	12.04	(0.2)	(0.1)
For the year ended December 31, 2013	(7.02)	1.8	1.9
For the year ended December 31, 2012	(2.30)	1.6	1.4

NOTE 3 – CASH AND CASH EQUIVALENTS

Composed as follows:

	As of December 31
	2 0 1 4	2 0 1 3
	$ in thousand

In Dollars	2	6
In New Israel Shekels (NIS)	10	96
	12	102

NOTE 4 – ACCOUNTS RECEIVABLE

Composed as follows:

	As of December 31
	2 0 1 4	2 0 1 3
	$ in thousand

Institutions	10	50
Prepaid expenses	14	23
Restricted bank deposit	143	12

	167	85

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDIARY

a)	As of December 31, 2014 the Company's only subsidiary is EER.

b)
Pursuant to the EER Share Purchase Agreement, the Company was provided with the opportunity, before the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$ 8 million by purchasing EER ordinary shares at a price per share of US$ 2.5. Since the closing date and until August 31, 2013 (the end of the above mentioned 24 month period) the Company has made an investment in a total amount of approximately $7 million.

c)
Pursuant to an Option Agreement, the Company granted Mazal Resources B.V. ("Mazal") an option to sell to the Company or to whom the Company may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange for shares of the Company at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted the Company the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganizational events on or prior to December 31, 2016 (the "Call Option").

The terms and conditions of the Option Agreement shall apply, where applicable, to 150,000 options to purchase EER shares, which EER granted to EER's former CEO, on June 2011;

d)
Pursuant to the Shareholders Agreement, Mazal undertook to vote with its EER shares in the same manner as then voted on such matter by the Company and/or as instructed by the Company in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then the Company shall have a right of first refusal with respect to such transfer;

e)
Pursuant to the Management Agreement, the Company granted Greenstone 10,050,190 options to purchase ordinary shares of the Company, with an exercise price of US$ 0.2145 per share (adjusted for future dividends), which shall become vested and exercisable in accordance with the Vesting Schedule (see note 10d(2) below).

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 4	2 0 1 3
	$ in thousand

Institutions, net	10	11
Trade payables (mainly in NIS)	43	32
Accrued expenses	82	42
Employees and institutions in respect of payroll (*)	44	60
	179	145

(*) See also note 7.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – EMPLOYEE BENEFITS

a.	Composed as follows:

	As of December 31
	2 0 1 4	2 0 1 3
	$ in thousand
Short-term employee benefits:
Payroll, wages and social benefits	31	43
Short-term vacation	13	17
	44	60

b.	Post-employment benefits:

(1)	Plans in respect of severance pay

The Severance Pay Law in Israel requires the Company and its subsidiaries to pay severance pay upon dismissal of an employee or upon termination of employment in other certain circumstances.  In principle, the Severance Pay Law in Israel stipulates that the severance pay amount equals the employee's last salary multiplied by the amount of years in which the employee was employed.

The Group applies to most of its employees Section 14 to the Israeli Severance Pay Act of, 1963, pursuant to which it is exempt from any severance pay liability, subject to it making certain monthly allocations to employees' pension plans. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

(2)	Paid vacation days

In accordance with the Israeli Annual Vacation Act of, 1951, the Group's employees are entitled to several paid vacation days in respect of each year of employment. Pursuant to said law, the number of vacation days per year to which each employee is entitled is determined in accordance with the seniority of said employee.

An employee is entitled, with the consent of the Company, to use the vacation days and accumulate up to 60 vacation days.
An employee terminating his employment before using his accumulated vacation leave is entitled to payment in respect of the balance of vacation leave.

NOTE 8 – INCOME TAX

a.	On August 2013 the "Arrangements Law" was published. Pursuant the Arrangements Law the corporate income tax rate will be increased to 26.5% in 2014 (an increase of 1.5%).

b.	The Company and EER received final tax assessments (including assessments considered as final) through to the tax year 2009.

c.
As at December 31, 2014 the Company has carried forward tax losses in the amount of approximately NIS 116 million (approximately $30 million), and EER has carried forward tax losses in the amount of approximately NIS 214 million (approximately $55 million).

d.
In view of the losses for tax purposes and since the Company and EER does not anticipate any taxable income in the foreseeable future, the Company and EER have not recorded deferred tax assets in respect of carry forward losses.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMITMENTS AND CONTIGENT LIABILITIES

a.	Commitments:

(1)	Lease agreement

In July 2012, EER entered into a new lease agreement with Naser Recycling Ltd. ("Naser"), with respect to the ground on which the Yblin Facility is located (the "Lease Agreement") for a period of five years (the "Lease Period") and EER had an option to extend the term of the rent for an additional five years (the "Option period").

It was further agreed that to secure EER's commitments pursuant to the Lease Agreement, EER gave Naser a bank guarantee in the amount of $250 thousand.

At the Company's decision to cease the operation of the Yblin Facility, the Company recognized a provision in respect of an onerous contract in a total amount of approximately $589 thousands which represents its obligations under the lease agreement. As at December 31, 2013 the balance of this provision was $436 thousands. As at December 31, 2014 the balance of this provision has been written off according to the agreements described below.

On June 30, 2014, EER has entered into an amendment to the Lease Agreement with Naser (the “Amendment”). Under the Amendment, the parties have agreed to terminate the lease agreement upon the evacuation of EER from the property until December 15, 2014. Additionally, Naser has agreed to gradually decrease EER’s bank guarantee commitment to NIS 500 thousamds, subject to certain limitations.

On February 11, 2015, EER entered into an agreement to terminate the Lease Agreement, as amended, with Naser (the “Agreement”). Under the Agreement, the parties have agreed to terminate the lease agreement, and on the evacuation of EER from the property and the sale of certain assets by EER to Naser for NIS 480 thousands plus VAT in several installments. Additionally, Naser has agreed to terminate EER’s bank guarantee commitment of NIS 500 thousands.

(2)	Management service agreements

According to a management service agreement between EER and Greenstone (the “Greenstone Agreement”), Greenstone undertook to provide EER with management services, office services, accounting services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002 (approximately NIS 25,000 as of the date of this report). The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party.

In view of the financial condition of EER, since June 2013 the management fees are not being paid and accrued. As at December 31, 2014 the debt management fee is approximately $140 thousands.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(3)	Agreement on dismantling the facility

During November 2013 EER entered into an agreement with a third party (the "Contractor") in connection with dismantle and sale of the Yblin facility and the equipment therein. According to the agreement, the contractor will, at his own expense and responsibility, dismantle and sale the Yblin facility and the equipment therein in accordance with the terms stipulated in the agreement.

In return EER would pay the contractor the sum of NIS 1 million (of which NIS 400 thousands have been paid up front and the remaining sum will be paid with the progress and sales). In addition, the contractor will be entitled to a Commission from the total amount received in respect of such sales, all in accordance with the terms stipulated in the agreement.

EER claimed against the contractor for violations of the agreement between the parties, inter alia, because of non-compliance with the time schedule specified in the agreement and leaving the site before completing the dismantle and sale of the Yblin facility. EER is currently considering further steps on this subject.

(4)	Line of Credit

In October and January 2014, RVB and Greenstone entered into two credit line agreements of up to NIS 1 million each. The term of each of such credit line was six months and the outstanding principal amount under these credit lines originally was not bearing any interest and was linked the changes in the CPI. In the annual meeting of the shareholders of the Company held on May 14, 2014, the shareholders approved an additional credit line from Greenstone in the amount of up to NIS 600,000. Any outstanding balance under this credit line will bear an annual interest of 10%. In addition, the shareholders approved that the term of the previous loans received from Greenstone in the aggregate principal amount of NIS 2 million shall be extended and such loans shall be subject to similar terms as the new credit line, as of date of the shareholders' approval.

As of December 31, 2014 the Company received a total amount of NIS 2.6 million (approximately $669 thousands) and the balance including interest is approximately NIS 2.7 million (approximately $711 thousands).

(5)	Directors’ and Officers’ Liability Insurance

On March 13, 2014, the Company’s board of directors approved, following the approval of the Company's audit and compensation committees, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2015, as well as a framework for the extension, renewal, and entering into insurance policies for our directors’ and officers’ liability (the “Framework”). In the annual meeting of the shareholders of the Company held on May 14, 2014, the shareholders approved the Framework. Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage will be for an aggregate amount of US$7.5 million and the total annual premium shall be US$35,800. Pursuant to terms of the Framework, the insurance coverage will be for an aggregate amount of up to US$10 million and the total annual premium shall be up to US$50,000. In addition, the insurance coverage, as extended, covers events related to EER as well.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

b.	Contingent liabilities:

(1)
During 2004 the Israeli Office Of the Chief Scientist (the "OCS") approved EER's application to obtain financial assistance for conducting research and development in connection with EER's products. The approval was contingent on the Company's compliance with the provisions of the Israeli Law of Encouragement of Research and Development in Industry, 1984, and on fulfillment of the terms of the approval that include, inter alia, the payment of royalties in respect of revenues from products developed with the assistance of the OCS.

As of the balance sheet date, EER has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20 (before its amendment in 2008).

In August 2010 EER paid royalties of NIS 169 thousands to the OCS. In February 2012 and January 2013 EER paid additional royalties of NIS 17 thousands to the OCS.

In light of the financial situation of the Company as mentioned in note 1c above, the Company recorded, during the year of 2013, a profit in the amount of approximately $429 thousands for canceling the remaining obligations for royalties' payments to the OCS, in light of the fact that the company doesn't anticipate revenues from products developed with the assistance of the OCS.

(2)	Legal Proceedings

As of the end of 2012 and in 2013, the Company, its directors and former CEO, Giora Gutman, received letters from former shareholders of EER, who are currently shareholders of the Company, claiming, among others, that there were financial irregularities and other irregularities in connection with resolutions made by the Company’s directors relating to EER. The Company has denied all such claims and as of the date of this annual report no claim regarding that matter was filed.

As of December, 2013 there were letter correspondences between the Company and a shareholder of the Company (in this paragraph – "The Shareholder"), with regard to the shareholder's claims that the EER Transaction was not approved properly. In his letter, the shareholder requested the Company to provide him with certain materials related to the EER Transaction. The Company has denied his claims.

On January 1, 2015 the shareholder filed a preliminary motion regarding the disclosure of documents before filing a motion to permit him to file the derivative action against the Company. The Company will file its response to the motion on March 15, 2015.

NOTE 10 - SHAREHOLDERS' EQUITY

a.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.

b.	The authorized ordinary shares of the Company as of December 31, 2014 and 2013 was 400,000,000 shares with a value of NIS 1.00 per share.

The issued and outstanding ordinary shares of the Company as of December 31, 2014 and 2013 was 232,725,787 shares with a value of NIS 1.00 per share.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

c.	Treasury stock

In January 2011 the Company purchased 1,040,000 shares of the Company from its former employees.

The rights attached to these Company shares are suspended until their re-issuance (dormant shares).

d.	Share-based compensation

1.
On June 29, 2011, the Company's board of directors approved a share options plan (the "2011 Plan"). Under the 2011 Plan, the Company may grant to any of its and its affiliates' (i.e. present or future company that either controls or is controlled by the Company) employees, officers and directors options to purchase ordinary shares of the Company. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule").

The options, granted under 2011 plan are allocated on behalf of the participant to a Trustee - under the provisions of the 102 Capital Gains Track and will be held by the Trustee for the period stated in Section 102 of the Israeli Income Tax Ordinance, 1961, as amended and the Israeli Income Tax Regulations (Tax Relieves in Allocation of Shares to Employees), 2003.

On January 2012, following the approval of the Company's audit committee and board of directors, the Company granted to seven of its and its affiliates employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's former CEO), according to the 2011 plan.  On November 2012 the Company granted to additional three of its affiliate employees options to purchase 1,148,593 ordinary shares of the Company, according to the 2011 plan.

2.
On August 22, 2011, the Company's shareholders approved (following the approval of the Company's audit committee and board of directors), among others: (i) the grant to each of the Company's directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share (adjusted for future dividend). The options were granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase shares of the Company representing, on a fully diluted basis, approximately 0.3% of the Company's issued and outstanding share capital as of the date of the grant (actually 861,445 were granted), with an exercise price of US$ 0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule. The options described in this paragraph were granted in January 2012.

The parameters used in the calculation of the fair value of the options described above, are a share price of $0.09 (regarding Yair Fudim) and 0.04$ (regarding the other directors), an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%. The fair value of these options is immaterial.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

d.	Share-based compensation (continued)

3.	Regarding options granted to Greenstone pursuant to the Management Agreement see note 5(e) above.

4.	Regarding options granted to Mazal pursuant to the Option Agreement see note 5(c) above.

NOTE 11 – LOSS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated:

	Year ended December 31,
	2014	2013	2012
	$ thousands
Loss attributable to Ordinary Shares	(1,316)	(12,583)	(3,615)

	Shares (thousands)
Weighted average number of Ordinary Shares used in
basic and diluted loss per Ordinary Share calculation	231,686	231,686	231,686

	$

Basic and diluted loss per Ordinary Share	(0.006)	(0.054)	(0.016)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

•	Options granted to Greenstone pursuant to the Management Agreement see note 5(e) above.

•	Options granted to Mazal pursuant to the Option Agreement see note 5(c) above.

•	Additional options see note 10d above.

NOTE 12 – OPERATING EXPENSES AND FACILITY MAINTENANCE:

Composed as follows:

	For the year ended December 31
	2014	2013	2012
	$ in thousand

Payroll and related expenses	144	606	745
Car maintenance	29	62	67
Professional services	-	44	110
Maintenance of the facility's site	91	528	554
Depreciation and amortization (*)	-	828	1,472
Other	-	-	4
Total operating and facility maintenance results	264	2,068	2,952

(*)	See also note 9 regarding the depreciation of the Yblin facility and know-how.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

	For the year ended December 31
	2014	2013	2012
	$ in thousand

Payroll and related expenses	67	89	175
Share-based payment	10	6	32
Management fees (see note 16)	84	85	132
Car maintenance	12	-	35
Professional services	218	434	353
Office maintenance	87	100	146
Depreciation and amortization	-	103	411
Taxes	-	-	31
Other	5	139	115
Total administrative and general expenses	483	956	1,430

NOTE 14 – OTHER EXPENSES:

Composed as follows:

	For the year ended December 31
	2014	2013	2012
	$ in thousand

Impairment of assets	1,435	12,255	-
Provision (write-off) regarding an onerous contract (see note 9a(1))	(376)	589	-
Write-off of a liability in respect of dismantling and vacating fixed assets	(175)	-	-
Write-off of a liability to the Office of the Chief Scientist (see note 9b(1))	-	(429)	-
Total other expenses	884	12,415	-

NOTE 15 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

	For the year ended December 31
	2014	2013	2012
	$ in thousand
Financing expenses
Short-term loans	(42)	-	(13)
Others	(7)	(47)	(47)
	(49)	(47)	(60)
Financing income
Short-term loan	-	-	204
Options at fair value through profit and loss	-	-	158
Short-term deposits	84	42	66
	84	42	428
	35	(5)	368

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

(1)	On March 18, 2013, the board of directors of the Company resolved to appoint Mr. Giora Gutman to serve as the chief executive officer (CEO) of the Company and its subsidiary EER.

The Company's compensation committee and board of directors approved a Services Agreement between the Company and Inbal Natural Gas and Fertilizers Industries Ltd. (“Inbal”), pursuant to which Mr. Giora Gutman shall serve as the CEO of the Company and its subsidiary, E.E.R.

Pursuant to the Services Agreement, Mr. Gutman will devote 50% of his work time to serve as the chief executive officer of the Company and EER. In consideration of Mr. Gutman's services Inbal will be entitle for a total amount of NIS 50,000 (plus VAT) per month, and Mr. Gutman will be entitled to reimbursement for reasonable expenses relating to his office. In addition, Mr. Gutman shall be granted options to purchase 9,000,000 ordinary shares of the Company under the Company's 2011 share option plan, with an exercise price of $0.065 per share.

The term of the Services Agreement is of three years, commencing March 18, 2013, provided that each party may terminate the Services Agreement, with or without cause, upon a ninety-day written notice to the other party.

The compensation terms of Mr. Gutman, as detailed above, have been approved by the Company's shareholders on May 23, 2013.

Mr. Giora Gutman, has notified the Company on July 25, 2013, that he has decided to terminate his services agreement with the Company and with EER as the Company’s and EER’s CEO. In accordance with Mr. Gutman’s services agreement with the Company, he terminated his services as CEO on October 25, 2013.

(2)	Regarding a management agreement between EER and Greenstone see note 9a(2).

(3)	Regarding the Management Agreement between the Company and Greenstone including options granted to Greenstone, see note 5 (e).

(4)	Regarding options granted to directors of the Company see note 10d (2).

(5)	Regarding a line credit received from Greenstone see note 9a (4).